Way of Being

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales of Product Income	117,781.92
Uncategorized Income	800.01
Total Income	**$118,581.93**
Cost of Goods Sold	
Cost of Goods Sold	69,652.60
Shipping	8,453.17
Total Cost of Goods Sold	**$78,105.77**
GROSS PROFIT	**$40,476.16**
Expenses	
Advertising & Marketing	11,495.59
Bank Charges & Fees	135.00
Car & Truck	685.55
Charitable Contributions	1,950.72
Insurance	1,279.00
Legal & Professional Services	1,625.20
Meals & Entertainment	295.50
Office Supplies & Software	5,329.27
Other Business Expenses	58.47
Rent & Lease	3,600.00
Supplies & Materials	3,591.23
Taxes & Licenses	620.12
Uncategorized Expense	160.00
Total Expenses	**$30,825.65**
NET OPERATING INCOME	**$9,650.51**
NET INCOME	**$9,650.51**

Way of Being

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Good Intent Checking	9,746.18
Total Bank Accounts	**$9,746.18**
Other Current Assets	
Inventory	240.00
Uncategorized Asset - do not use	100.00
Total Other Current Assets	**$340.00**
Total Current Assets	**$10,086.18**
TOTAL ASSETS	**$10,086.18**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	100.00
Owner's Investment	14,303.00
Retained Earnings	-13,967.33
Net Income	9,650.51
Total Equity	**$10,086.18**
TOTAL LIABILITIES AND EQUITY	**$10,086.18**

Way of Being

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,650.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-240.00
Uncategorized Asset - do not use	-100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-340.00**
Net cash provided by operating activities	**$9,310.51**
FINANCING ACTIVITIES	
Owner's Investment	-10,697.00
Net cash provided by financing activities	**$ -10,697.00**
NET CASH INCREASE FOR PERIOD	**$ -1,386.49**
Cash at beginning of period	11,132.67
CASH AT END OF PERIOD	**$9,746.18**